UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                     to

000-30062
(Commission File Number)

CAPITAL BANK 401(k) RETIREMENT PLAN
(Full title of the plan)

CAPITAL BANK CORPORATION
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

CAPITAL BANK CORPORATION
Capital Bank 401(k) Retirement Plan

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule*:
Schedule H, Line 4a: Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Capital Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Capital Bank 401(k) Retirement Plan as of December 31, 2008 and 2007 and for the years then ended, which are presented in the preceding section of this report. The supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

Raleigh, North Carolina
June 26, 2009

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Noninterest-bearing cash	$51	$–
Participant-directed investments, at fair value	6,649,928	8,038,928
Contributions receivable:
Employer	39,964	32,367
Employee	47,803	40,355
	87,767	72,722
Net assets reflecting investments at fair value	6,737,746	8,111,650
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	70,470	2,638
Net assets available for benefits	$6,808,216	$8,114,288

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Investment (loss) income:
Interest and dividends	$251,185	$612,127
Net depreciation in fair value of investments	(2,773,938)	(359,881)
Total investment (loss) income	(2,522,753)	252,246

Contributions:
Employer	772,260	757,345
Employee	1,100,668	1,035,815
Rollover	80,074	67,852
Total contributions	1,953,002	1,861,012

Deductions from net assets attributed to:
Benefits paid to participants	687,493	604,304
Administrative expenses	48,879	47,769
Total deductions	736,372	652,073
Net (decrease) increase	(1,306,072)	1,461,185

Net assets available for benefits:
Beginning of year	8,114,288	6,653,103
End of year	$6,808,216	$8,114,288

The accompanying notes are an integral part of these financial statements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements

1. Description of Plan

The following description of the Capital Bank 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the “Company”). The Plan was established effective September 1, 1997 and is subject to the provisions of ERISA.

Plan Administration

EMJAY Retirement Services (“EMJAY”), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the Plan.

Eligibility of Participation

All full-time employees over the age of 18 are eligible to participate in the Plan.

Contributions

Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code (“IRC”) limitations. The Company may make a discretionary match on participant contributions. During the years ended December 31, 2008 and 2007, the Company matched 100% of individual participant contributions up to 6% of the employee’s eligible salary.

Participants may make changes in their contribution percentage semi-monthly.

Investments

Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25% of total allocation) and 16 mutual funds. Contributions are allocated to investment options in whole percentages with a minimum of 1% per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

Vesting

Employee contributions are always 100% vested. Employer matching contributions are subject to the following vesting schedule:

	Years of Service Credited*
	1	2	3	4	5

Percent Vested	0%	20%	40%	60%	100%

* To earn a year of service, a participant must be credited with at least 1,000 hours within each Plan year.

Participant Accounts

Each participant’s separate account is credited with the participant’s contribution, the Company’s discretionary matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Participant Loans

Participants may borrow from their account balances subject to Internal Revenue Service (“IRS”) regulation. Participants must have a qualified financial hardship, as defined, and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5.00% to 9.25% during 2008 and 2007. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant’s vested account.

Forfeitures

At December 31, 2008 and 2007, forfeited nonvested amounts totaled $7,152 and $49, respectively. Forfeitures are used to reduce Company contributions. During the years ended December 31, 2008 and 2007, the Company used $117,275 and $52,344, respectively, to reduce company matching contributions.

Party-in-Interest

The Plan invests in the Company’s common stock and certain mutual fund investment options. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

During the years ended December 31, 2008 and 2007, the Plan purchased 40,109 shares and 15,544 shares, respectively, and sold 24,454 and 5,433 shares, respectively, of the Company’s common stock.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Administrative Expenses

The Plan and the Company pay administrative expenses of the Plan. During the years ended December 31, 2008 and 2007, all administrative expenses totaling $52,256 and $47,769, respectively, were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan’s financial statements and filing of Form 11-K with the Securities and Exchange Commission (“SEC”).

Investment Valuation and Income Recognition

The Plan’s investments consist of the Company’s common stock and mutual fund investment options. All underlying investments are recorded at fair value except Wells Fargo Stable Value Fund M (“Stable Value Fund M”), which is valued at contract value in accordance with Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Defined-Contribution Health and Welfare and Pension Plans, issued by the American Institute of Certified Public Accountants. The Stable Value Fund M is described in more detail below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. For further disclosure of fair value measurements, see footnote 4, Fair Value Measurements.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

Stable Value Fund M invests all of its assets in Wells Fargo Stable Return Fund G (“Stable Return Fund G”). Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. In accordance with SOP 94-4-1, the underlying fully benefit-responsive investment contracts held in Stable Return Fund G are reported at contract value. As of December 31, 2008 and 2007, the fair value to contract value ratio of net assets in the Stable Return Fund G was 94.7% and 99.7%, respectively. The yield earned by Stable Return Fund G based on actual earnings was 5.29% and 5.24% as of December 31, 2008 and 2007, respectively. The yield earned by Stable Return Fund G based on interest rate credited to participants was 4.10% and 5.09% as of December 31, 2008 and 2007, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.  Investments

The following presents investments that represent 5% or more of the Plan’s net assets in one or both years presented:

	2008		2007
	Shares	Value	Shares	Value

Capital Bank Corporation Stock	65,804	$424,951	50,150	$545,198
American Funds Growth Fund of America R4	31,035	630,640	22,901	773,148
American Funds EuroPacific Growth Fund A	27,122	759,398	22,359	1,137,407
Fidelity Capital Appreciation Fund	14,874	233,963	16,338	437,204
Franklin Small Cap Growth Fund II	–	–	50,548	521,146
Neuberger Berman Genesis Trust	17,233	535,768	15,391	758,490
PIMCO Total Return Fund A	78,440	795,386	79,077	845,335
Van Kampen Small Cap Growth Fund I	45,609	350,276	–	–
Vanguard 500 Index Signal Fund	6,833	469,015	6,629	740,024
Vanguard Windsor Fund II	47,758	912,663	41,469	1,296,308
Wells Fargo Stable Value Fund M	30,646	1,325,424	21,300	884,626

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,773,887 and $359,881, respectively, as follows:

	2008	2007

Common/collective trust	$45,525	$34,176
Mutual funds	(2,530,295)	(85,842)
Common stock	(289,117)	(308,215)
	$(2,773,887)	$(359,881)

4.  Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•
Level 2. Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock. Valued at the closing price reported on the active market on which the individual security is traded.

•	Mutual funds. Valued at the net asset value of shares held by the Plan at year end.

•
Common/collective trust. Valued at the net asset fair value, which is comprised of different valuation methodologies for various investment contracts. Guaranteed investment contracts held by the Stable Return Fund G are valued at fair value by using the present value of future cash flows using the current discount rate. Security-backed contracts held by the Stable Return Fund G are valued based on the value of the underlying securities and the value of the wrapper contract. The wrapper contract provided by a security-backed contract issuer is valued using the present value of the difference between the current wrapper fee and the contracted wrapper fee.

•	Participant loans. Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Capital Bank 401(k) Retirement Plan – Notes to Financial Statements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$424,951	$–	$–	$424,951
Mutual funds	4,925,956	–	–	4,925,956
Common/collective trust[1]	–	1,254,954	–	1,254,954
Participant loans	–	–	44,067	44,067
Total assets at fair value	$5,350,907	$1,254,954	$44,067	$6,649,928

1
The Plan’s investment in Stable Value Fund M is recorded at contract value on the Statements of Net Assets Available for Benefits in accordance with SOP 94-4-1. The fair value disclosed in the fair value hierarchy represents estimated fair value based on the valuation methodology described above. For further description of this investment, see footnote 2, Summary of Significant Accounting Policies.

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance, beginning of year	$25,620
Purchases, sales, issuances and settlements (net)	18,447
Balance, end of year	$44,067

5.  Tax Status

The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the IRS on February 28, 2004, which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. The Plan has since been amended. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

7.  Plan Amendments

Effective April 1, 2007, the Plan was amended and restated to: (i) eliminate the requirement that new employees must be employed for three months to be eligible to receive matching contributions; (ii) enhance the automatic enrollment to include an automated escalation feature each year. The initial automatic deferral will be 3% and will increase in 1% intervals on January 1 of each succeeding Plan, to a maximum automatic deferral rate of 6%; (iii) add the T. Rowe Price Retirement Band Funds; and (iv) change the default fund election from the Wells Fargo Stable Value Fund M to the appropriate T. Rowe Price Retirement Band Fund, based on participant census data, for those participants who do not make election decisions.

Effective January 1, 2008, the Plan was amended to provide for 100% vesting of an affected participant’s matching contributions in the event of a branch sale. This amendment is in addition to the existing provision which provides for 100% vesting in the event of a change in control of the Company.

8.  Nonexempt Transactions

Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt prohibited transaction with a party-in-interest. There were no such nonexempt transactions during 2007. Due to a clerical error, a portion of the contributions from one pay period in 2008 was remitted to the Plan after the normal remittance period and was considered to be a nonexempt prohibited transaction pursuant to ERISA Section 406. Subsequent to December 31, 2008, interest will be allocated to affected participant accounts to compensate for the delinquent participant contributions, and this late remittance will be reported in Form 5500 for the Plan year ended December 31, 2008 as a nonexempt prohibited transaction (see Supplemental Schedule: Schedule H, Line 4a – Schedule of Delinquent Participant Contributions). There were no other nonexempt transactions during 2008.

9.  SEC Filing

A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.

10.  Subsequent Event

Effective June 1, 2009, the Company suspended its discretionary match on participant contributions to the Plan.

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2008

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Late Remittance for Pay Period Ended August 15, 2008	$6,109	$6,109

Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost	Current Value

Capital Bank Corporation Stock (1)	Common stock	65,804	$854,112	$424,951
American Funds EuroPacific Growth Fund A	Mutual fund	27,112	1,088,206	759,398
American Funds Growth Fund of America R4	Mutual fund	31,035	962,191	630,640
Columbia Mid Cap Value Fund A	Mutual fund	3,907	41,751	32,974
Fidelity Capital Appreciation Fund	Mutual fund	14,874	380,286	233,963
Munder Mid Cap Core Growth Fund A	Mutual fund	1,904	40,176	32,060
Neuberger Berman Genesis Trust	Mutual fund	17,233	782,198	535,768
PIMCO Total Return Fund A	Mutual fund	78,440	823,857	795,386
T. Rowe Price Retirement Income Fund	Mutual fund	1,146	13,741	11,829
T. Rowe Price Retirement 2010 Fund	Mutual fund	1,836	28,870	20,586
T. Rowe Price Retirement 2020 Fund	Mutual fund	2,493	38,407	27,701
T. Rowe Price Retirement 2030 Fund	Mutual fund	4,915	80,498	54,857
T. Rowe Price Retirement 2040 Fund	Mutual fund	5,310	84,188	58,840
Van Kampen Small Cap Growth Fund I	Mutual fund	45,609	497,804	350,276
Vanguard 500 Index Signal Fund	Mutual fund	6,833	764,749	469,015
Vanguard Windsor II Fund	Mutual fund	47,758	1,456,974	912,663
Wells Fargo Stable Value Fund M	Common/collective trust	30,646	1,206,453	1,325,424

Participant Loans (1)	5.00%–9.25%, due 2009–2022		43,928	44,067
			$9,188,389	$6,720,398

(1) Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009	Capital Bank 401(k) Retirement Plan

By: /s/ Michael R. Moore
Michael R. Moore
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm